News
Release
C$ unless otherwise stated TSX/NYSE/PSE: MFC     SEHK: 945
May 11, 2022

This earnings news release for Manulife Financial Corporation (“Manulife” or the “Company”) should be read in conjunction with the Company’s First Quarter 2022 Report to Shareholders, including our unaudited interim Consolidated Financial Statements for the three months ended March 31, 2022, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which are available on our website at www.manulife.com/en/investors/results-and-reports. The MD&A and additional information relating to the Company is available on the SEDAR website at http://www.sedar.com and on the U.S. Securities and Exchange Commission's (“SEC”) website at http://www.sec.gov.

Manulife reports 1Q22 net income of $3.0 billion, core earnings of $1.6 billion, APE sales of $1.6 billion, and Global Wealth and Asset Management net inflows of $6.9 billion
Today, Manulife announced its first quarter of 2022 (“1Q22”) results. Key highlights include:
◾	Net income attributed to shareholders of $3.0 billion in 1Q22, up $2.2 billion from the first quarter of 2021 (“1Q21”)
◾	Core earnings[1] of $1.6 billion in 1Q22, down 4% on a constant exchange rate basis from 1Q21[2]
◾	LICAT ratio[3] of 140%
◾	Core ROE[4] of 11.8% and ROE of 23.0% in 1Q22
◾	NBV[5] of $513 million in 1Q22, down 14%[6] from 1Q21
◾	APE sales[5] of $1.6 billion in 1Q22, down 9% from 1Q21
◾	Global Wealth and Asset Management (“Global WAM”) net inflows[5] of $6.9 billion in 1Q22, compared with net inflows of $1.4 billion in 1Q21
◾	Global WAM average AUMA[5] increased by 8% in 1Q22 from 1Q21
◾
Closed the U.S. variable annuity reinsurance transaction and released $2.4 billion of capital.[7] We commenced share buybacks under our Normal Course Issuer Bid (“NCIB”), and as of March 31, 2022 purchased for cancellation approximately 14.4 million common shares for $377 million

◾	Embedded value[5] of $64.8 billion or $33.35 per share, as of December 31, 2021, an increase of $3.7 billion from December 31, 2020
“Our diversified footprint, operational resilience, and proven digital capabilities enabled us to deliver solid results in the first quarter, despite a challenging operating environment caused by the resurgence of COVID-19 and global market volatility,” said Manulife President & Chief Executive Officer Roy Gori.

[1]
Core earnings is a non-GAAP financial measure. For more information on non-GAAP and other financial measures, see “Non-GAAP and Other Financial Measures” below and in our First Quarter 2022 Management’s Discussion and Analysis (“1Q22 MD&A”) for additional information.

[2]	Percentage growth / declines in core earnings stated on a constant exchange rate basis is a non-GAAP ratio.
[3]
Life Insurance Capital Adequacy Test (“LICAT”) ratio of The Manufacturers Life Insurance Company (“MLI”). LICAT ratio is disclosed under the Office of the Superintendent of Financial Institutions Canada’s (“OSFI’s”) Life Insurance Capital Adequacy Test Public Disclosure Requirements guideline.

[4]	Core return on common shareholders’ equity (“Core ROE”) is a non-GAAP ratio.
[5]
For more information on new business value (“NBV”), annualized premium equivalent (“APE”) sales, net flows, average assets under management and administration (“average AUMA”) and embedded value, see “Non-GAAP and Other Financial Measures” below.

[6]	In this news release, percentage growth / declines in NBV, APE sales and average AUMA are stated on a constant exchange rate basis.
[7]
Includes a release of $1.6 billion of additional capital, a one-time after-tax gain of $842 million recognized in 1Q22, and a one-time after-tax loss of $40 million recognized in the fourth quarter of 2021 (“4Q21”).

May 11, 2022 - Press Release Reporting First Quarter Results

“Global WAM generated another quarter of strong net inflows of $6.9 billion, and our Canada and U.S. insurance businesses achieved double-digit NBV growth, benefiting from ongoing strong customer demand,” Mr. Gori continued. “While the rapid and unprecedented resurgence of COVID-19 disrupted new business activities in multiple markets in Asia, our diversified, digitally-enabled, and well-established distribution channels delivered double digit growth in APE Sales and NBV relative to the average levels during the first wave of the pandemic in the first and second quarters of 2020.”
“Looking to the future, we believe the importance of insurance and wealth management solutions is more visible than ever before and we are encouraged to see signs of stronger customer demand as containment measures relax in some markets. I am confident in our ability to capture this rebound as those markets recover from these temporary disruptions.” Mr. Gori added.
“Our U.S. variable annuity reinsurance transaction with Venerable Holdings Inc. closed during the quarter, resulting in the release of $2.4 billion of capital. We commenced share buybacks and purchased 0.74% of our common shares in the first two months following the transaction, demonstrating our commitment to deliver shareholder value and neutralize the impact of the transaction on Core EPS,” said Phil Witherington, Chief Financial Officer. “We also delivered in-force business growth of 7% after excluding the impact of the transaction1, and achieved net favourable policyholder experience amid continued impacts from COVID-19, reflecting the diverse nature of our business.”
“We are pleased to be providing an update on the expected impacts of IFRS 17 on our financial reporting and targets as we look towards its upcoming adoption. IFRS 17 will impact where, when and how specific items are recognized in the financial statements; however, it will not impact the fundamental economics of our business, our financial strength, claims paying ability, or the dividend capacity of the Company. We are committed to our medium-term financial and operating targets under IFRS 17, and upon transition our core ROE target will be increased to 15%+ and dividend payout ratio2 target range will be increased to 35% – 45% as a result of expected changes in equity and core earnings,” added Mr. Witherington.3
BUSINESS HIGHLIGHTS:
In Asia, we commenced offering insurance solutions to VietinBank’s 14 million customers, as part of our new 16-year exclusive bancassurance partnership in Vietnam. In the U.S., we closed the transaction to reinsure over 75% of the legacy variable annuity block. The transaction resulted in the release of $2.4 billion of capital. In Global WAM, we announced the launch of the Real Asset Investment Strategy in Canada, which provides investors access to a mix of global private and public real asset investments, combining the benefits of broad private asset exposures with the liquidity benefits of allocating to public markets.
In addition, we continued to make progress on our digital journey in 1Q22. In Asia, greater than 10% of APE sales resulted from leads generated using advanced analytics to identify additional needs from existing customers. In Canada, we launched an enhanced Manulife Vitality mobile app experience for our individual insurance business, giving the app a new look and feel with easier navigation to further drive customer engagement. In the U.S., we reduced the time to onboard a producer in our digital brokerage channel from three weeks to just five days, by implementing automated background checks. In our Global WAM Retirement business, we enabled registration directly through the mobile app in Canada, resulting in approximately 50,000 customers using our mobile applications by the end of the quarter.

[1]	Adjusted for $45 million (pre-tax) of lost expected profit on in-force due to the U.S. variable annuity reinsurance transaction. Percentage growth is stated on a constant exchange rate basis.
[2]	Common share core dividend payout ratio (“dividend payout ratio”) is a non-GAAP ratio.
[3]	See “Caution regarding forward-looking statements” below.
May 11, 2022 - Press Release Reporting First Quarter Results

FINANCIAL HIGHLIGHTS:
	Quarterly Results
($ millions, unless otherwise stated)	1Q22	1Q21
Profitability:
Net income attributed to shareholders	$2,970	$783
Core earnings	$1,552	$1,629
Diluted earnings per common share ($)	$1.50	$0.38
Diluted core earnings per common share (“Core EPS”) ($)(1)	$0.77	$0.82
Return on common shareholders’ equity (“ROE”)	23.0%	6.4%
Core ROE	11.8%	13.7%
Expense efficiency ratio(1)	50.0%	48.5%
General expenses	$1,898	$2,032
Business Performance:
Asia new business value	$340	$477
Canada new business value	$104	$78
U.S. new business value	$69	$44
Total new business value	$513	$599
Asia APE sales	$1,048	$1,280
Canada APE sales	$363	$355
U.S. APE sales	$199	$150
Total APE sales	$1,610	$1,785
Global WAM net flows ($ billions)	$6.9	$1.4
Global WAM gross flows ($ billions)(2)	$38.5	$39.7
Global WAM assets under management and administration ($ billions)(3)	$808.0	$764.1
Global WAM total invested assets ($ billions)	$3.5	$4.3
Global WAM net segregated funds net assets ($ billions)	$236.6	$234.5
Financial Strength:
MLI’s LICAT ratio	140%	137%
Financial leverage ratio	26.4%	29.5%
Book value per common share ($)	$26.33	$23.40
Book value per common share excluding AOCI ($)	$25.28	$21.84
(1)	This item is a non-GAAP ratio.
(2)	For more information on gross flows, see “Non-GAAP and Other Financial Measures” below.
(3)	This item is a non-GAAP financial measure.
PROFITABILITY:
Reported net income attributed to shareholders of $3.0 billion in 1Q22, up $2.2 billion from 1Q21
The increase in net income attributed to shareholders was driven by gains from the direct impact of markets compared with losses in the prior year quarter, a gain related to the U.S. variable annuity reinsurance transaction, and a larger gain from investment-related experience compared with the prior year quarter. Investment-related experience in 1Q22 reflected the favourable impact of fixed income reinvestment activities, higher-than-expected returns (including fair value changes) on alternative long duration assets primarily driven by fair value gains on private equity and real estate as well as favourable credit experience. The gain from the direct impact of markets in 1Q22 reflected the flattening of the yield curve in the U.S. and Canada and widening corporate spreads in the U.S., partially offset by unfavourable equity market performance and losses on the sale of available-for-sale bonds.
Delivered core earnings of $1.6 billion in 1Q22, a decrease of 4% compared with 1Q21
The decrease in core earnings was driven by lower new business gains in Asia, unfavourable impact of markets on seed money investments in new segregated and mutual funds (compared with gains in the prior year quarter) and lower in-force earnings in U.S. Annuities, primarily due to the variable annuity reinsurance transaction. These items were partially offset by experience gains, in-force business growth in Canada and Asia, higher yield on fixed income investments and lower cost of external debt in Corporate and Other, and higher new business gains in Canada and the U.S.
May 11, 2022 - Press Release Reporting First Quarter Results

BUSINESS PERFORMANCE:
New business value (“NBV”) of $513 million in 1Q22, a decrease of 14% compared with 1Q21
In Asia, NBV decreased 28% to $340 million, reflecting lower sales volumes in Hong Kong and several markets in Asia Other1 due to the impact of COVID-19, lower corporate-owned life insurance (“COLI”) product sales in Japan, and unfavourable product mix related to lower critical illness sales in mainland China. In Canada, NBV of $104 million was up 33% from 1Q21, driven by higher margins across all business lines. In the U.S., NBV of $69 million was up 57% from 1Q21, driven by higher sales volumes and interest rates, and favourable product mix.
Annualized premium equivalent (“APE”) sales of $1.6 billion in 1Q22, a decrease of 9% compared with 1Q21
In Asia, APE sales decreased 17% due to continued adverse impacts from COVID-19 in Hong Kong and several markets in Asia Other and lower sales in Japan. In Japan, APE sales declined 48%, primarily due to a decrease in COLI product sales. In Hong Kong, APE sales decreased 23% driven by tighter containment measures following an outbreak of COVID-19 during the quarter. Asia Other APE sales decreased 8%, as higher sales in bancassurance in Singapore were more than offset by lower agency sales, which were adversely impacted by a resurgence of COVID-19 in markets such as Vietnam and Indonesia, and lower critical illness sales in mainland China. In Canada, APE sales increased 2%, primarily driven by increased customer demand for our lower risk segregated fund products and higher mid-size group insurance sales, partially offset by variability in the large-case group insurance market. In the U.S., APE sales increased 32%, driven by our differentiated domestic product offerings which include the John Hancock Vitality feature and higher customer demand for insurance protection in the current COVID-19 environment of greater consumer interest in improving baseline health, and strong international sales, which are reported as a part of the U.S. segment results.
Reported Global Wealth and Asset Management net inflows of $6.9 billion in 1Q22, compared with 1Q21 net inflows of $1.4 billion
Net inflows in Retail were $4.0 billion in 1Q22 compared with net inflows of $6.5 billion in 1Q21, reflecting lower gross flows, mainly in fixed income products and higher mutual fund redemptions in Canada. This was partially offset by Asia Retail, as higher gross flows in mainland China and Japan were partially offset by Indonesia. U.S. Retail net inflows remained robust and were in line with prior year. Net inflows in Retirement were $2.0 billion in 1Q22 compared with net inflows of $2.1 billion in 1Q21, reflecting higher plan redemptions, partially offset by growth in member contributions and new plan sales, as well as lower member withdrawals. Net inflows in Institutional Asset Management were $0.9 billion in 1Q22 compared with net outflows of $7.2 billion in 1Q21, driven by the non-recurrence of a $9.4 billion redemption in Asia in 1Q21, partially offset by lower sales of fixed income mandates.
UPDATE ON IFRS 17:2
IFRS 17 “Insurance Contracts” will replace IFRS 4 “Insurance Contracts” beginning on January 1, 2023 and will materially change the recognition and measurement of insurance contracts and the corresponding presentation and disclosures in the Company’s financial statements. The establishment of a Contractual Service Margin (“CSM”) on our in-force business is expected to lead to an increase in insurance contract liabilities and, together with other measurement impacts on our assets and liabilities, to decrease equity by approximately 20% upon transition. The deferral of new business gains via the CSM and the amortization of CSM on our in-force business into income as services are provided, and to a substantially lesser extent the timing of investments results, are expected to result in a net reduction of 2022 core earnings, on transition, of approximately 10% under IFRS 17 compared with IFRS 4.

[1]	Asia Other excludes Hong Kong and Japan.
[2]
See “Caution regarding forward-looking statements” below. The information presented reflects the Company’s current interpretation of IFRS 17 based on its facts and circumstances as of the date hereof. Such interpretation, or the underlying relevant facts and circumstances, may change. The Company’s interpretation may also change pending the final issuance of regulatory and industry guidance relating to IFRS 17.

May 11, 2022 - Press Release Reporting First Quarter Results

The CSM will be treated as available capital under LICAT1, and our capital position will remain strong under IFRS 17. We are also confirming our medium-term financial and operating targets under IFRS 17, and upon transition our core ROE target will be increased to 15%+ (from 13%+ currently) as a result of the expected changes to core earnings and equity, and our dividend payout ratio target range will be increased to 35% – 45% (from 30% – 40% currently) as a result of the expected changes to core earnings. Given that CSM is an objective metric that illustrates the growth and future earnings capability of an insurance business, we will be introducing two new medium-term targets: new business CSM growth of 15% per year and CSM balance growth of 8% – 10% per year.
QUARTERLY EARNINGS RESULTS CONFERENCE CALL
Manulife Financial Corporation will host a First Quarter 2022 Earnings Results Conference Call at 8:00 a.m. ET on May 12, 2022. For local and international locations, please call 416-340-2217 or toll free, North America 1-800-806-5484 (Passcode: 9778458#). Please call in 15 minutes before the call starts. You will be required to provide your name and organization to the operator. A replay of this call will be available by 11:00 a.m. ET on May 12, 2022 through August 12, 2022 by calling 905-694-9451 or 1-800-408-3053 (Passcode: 7780836#).
The conference call will also be webcast through Manulife’s website at 8:00 a.m. ET on May 12, 2022. You may access the webcast at: manulife.com/en/investors/results-and-reports. An archived version of the webcast will be available on the website following the call at the same URL as above.
The First Quarter 2022 Statistical Information Package is also available on the Manulife website at: www.manulife.com/en/investors/results-and-reports.
Any information contained in, or otherwise accessible through, websites mentioned in this news release does not form a part of this document unless it is expressly incorporated by reference.

Media Inquiries Cheryl Holmes (416) 557-0945 Cheryl_Holmes@manulife.com	Investor Relations Hung Ko (416) 806-9921 Hung_Ko@manulife.com

[1]	As indicated in OSFI’s revised draft Life Insurance Capital Adequacy Test (LICAT) 2023 guideline issued on June 21, 2021.
May 11, 2022 - Press Release Reporting First Quarter Results

EARNINGS:
The following table presents net income attributed to shareholders, consisting of core earnings and details of the items excluded from core earnings:
	Quarterly Results
($ millions)	1Q22	4Q21	1Q21
Core earnings
Asia	$537	$547	$570
Canada	314	286	264
U.S.	486	467	501
Global Wealth and Asset Management	324	387	312
Corporate and Other (excluding core investment gains)	(209)	(79)	(118)
Core investment gains(1)	100	100	100
Total core earnings	$1,552	$1,708	$1,629
Items excluded from core earnings:(1) Investment-related experience outside of core earnings	558	126	77
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	97	398	(835)
Restructuring charge	-	-	(115)
Reinsurance transaction, tax-related items and other	763	(148)	27
Net income attributed to shareholders	$2,970	$2,084	$783
(1)	These items are disclosed under OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline.
NON-GAAP AND OTHER FINANCIAL MEASURES:
The Company prepares its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. We use a number of non-GAAP and other financial measures to evaluate overall performance and to assess each of our businesses. This section includes information required by National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure in respect of “specified financial measures” (as defined therein).
Non-GAAP financial measures include core earnings (loss); pre-tax core earnings; core earnings available to common shareholders; core general expenses; and assets under management and administration (“AUMA”).
Non-GAAP ratios include core return on common shareholders’ equity (“core ROE”); diluted core earnings per common share (“core EPS”); expense efficiency ratio; common share core dividend payout ratio (“dividend payout ratio”); and percentage growth/decline on a constant exchange rate basis in any of the above non-GAAP financial measures.
Other specified financial measures include assets under administration; embedded value; NBV; APE sales; gross flows; net flows; average assets under management and administration (“average AUMA”); and percentage growth/decline in such other financial measures.
Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under GAAP and, therefore, might not be comparable to similar financial measures disclosed by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP. For more information on non-GAAP financial measures, including those referred to above, see the section “Non-GAAP and other financial measures” in our 1Q22 MD&A, which is incorporated by reference.

May 11, 2022 - Press Release Reporting First Quarter Results

Reconciliation of core earnings to net income attributed to shareholders
			1Q22
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$681	$880	$2,577	$386	$(813)	$3,711
Income tax (expense) recovery
Core earnings	(74)	(110)	(105)	(61)	26	(324)
Items excluded from core earnings	(11)	(115)	(405)	-	46	(485)
Income tax (expense) recovery	(85)	(225)	(510)	(61)	72	(809)
Net income (post-tax)	596	655	2,067	325	(741)	2,902
Less: Net income (post-tax) attributed to
Non-controlling interests	20	-	-	1	-	21
Participating policyholders	(197)	108	-	-	-	(89)
Net income (loss) attributed to shareholders (post-tax)	773	547	2,067	324	(741)	2,970
Less: Items excluded from core earnings(1)
Investment-related experience outside of core earnings	64	53	527	-	(86)	558
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	180	180	212	-	(475)	97
Change in actuarial methods and assumptions	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	(8)	-	842	-	(71)	763
Core earnings (post-tax)	$537	$314	$486	$324	$(109)	$1,552
Income tax on core earnings (see above)	74	110	105	61	(26)	324
Core earnings (pre-tax)	$611	$424	$591	$385	$(135)	$1,876

(1)	These items are disclosed under OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline.
Core earnings, CER basis
			1Q22
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$537	$314	$486	$324	$(109)	$1,552
CER adjustment(1)	-	-	-	-	-	-
Core earnings, CER basis (post-tax)	$537	$314	$486	$324	$(109)	$1,552
Income tax on core earnings, CER basis(2)	74	110	105	61	(26)	324
Core earnings, CER basis (pre-tax)	$611	$424	$591	$385	$(135)	$1,876

(1)	The impact of updating foreign exchange rates to that which was used in 1Q22.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q22.

May 11, 2022 - Press Release Reporting First Quarter Results

Reconciliation of core earnings to net income attributed to shareholders
			4Q21
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$684	$806	$614	$438	$(61)	$2,481
Income tax (expense) recovery
Core earnings	(68)	(101)	(117)	(52)	(8)	(346)
Items excluded from core earnings	(13)	(77)	(4)	-	10	(84)
Income tax (expense) recovery	(81)	(178)	(121)	(52)	2	(430)
Net income (post-tax)	603	628	493	386	(59)	2,051
Less: Net income (post-tax) attributed to
Non-controlling interests	34	-	-	(1)	(1)	32
Participating policyholders	(76)	12	(1)	-	-	(65)
Net income (loss) attributed to shareholders (post-tax)	645	616	494	387	(58)	2,084
Less: Items excluded from core earnings(1)
Investment-related experience outside of core earnings	58	90	58	-	(80)	126
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	32	240	125	-	1	398
Change in actuarial methods and assumptions	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	8	-	(156)	-	-	(148)
Core earnings (post-tax)	$547	$286	$467	$387	$21	$1,708
Income tax on core earnings (see above)	68	101	117	52	8	346
Core earnings (pre-tax)	$615	$387	$584	$439	$29	$2,054

(1)	These items are disclosed under OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline.
Core earnings, CER basis
			4Q21
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$547	$286	$467	$387	$21	$1,708
CER adjustment(1)	2	-	2	2	-	6
Core earnings, CER basis (post-tax)	$549	$286	$469	$389	$21	$1,714
Income tax on core earnings, CER basis(2)	68	101	118	51	8	346
Core earnings, CER basis (pre-tax)	$617	$387	$587	$440	$29	$2,060

(1)	The impact of updating foreign exchange rates to that which was used in 1Q22.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q22.

May 11, 2022 - Press Release Reporting First Quarter Results

Reconciliation of core earnings to net income attributed to shareholders
			1Q21
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$1,118	$55	$84	$366	$(751)	$872
Income tax (expense) recovery
Core earnings	(124)	(91)	(116)	(52)	17	(366)
Items excluded from core earnings	(54)	108	135	(1)	171	359
Income tax (expense) recovery	(178)	17	19	(53)	188	(7)
Net income (post-tax)	940	72	103	313	(563)	865
Less: Net income (post-tax) attributed to
Non-controlling interests	90	-	-	1	-	91
Participating policyholders	(107)	91	7	-	-	(9)
Net income (loss) attributed to shareholders (post-tax)	957	(19)	96	312	(563)	783
Less: Items excluded from core earnings(1)
Investment-related experience outside of core earnings	72	(65)	160	-	(90)	77
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	288	(218)	(565)	-	(340)	(835)
Change in actuarial methods and assumptions	-	-	-	-	-	-
Restructuring charge	-	-	-	-	(115)	(115)
Reinsurance transactions, tax related items and other	27	-	-	-	-	27
Core earnings (post-tax)	$570	$264	$501	$312	$(18)	$1,629
Income tax on core earnings (see above)	124	91	116	52	(17)	366
Core earnings (pre-tax)	$694	$355	$617	$364	$(35)	$1,995

(1)	These items are disclosed under OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline.
Core earnings, CER basis
			1Q21
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$570	$264	$501	$312	$(18)	$1,629
CER adjustment(1)	(7)	-	-	-	-	(7)
Core earnings, CER basis (post-tax)	$563	$264	$501	$312	$(18)	$1,622
Income tax on core earnings, CER basis(2)	123	91	116	52	(17)	365
Core earnings, CER basis (pre-tax)	$686	$355	$617	$364	$(35)	$1,987

(1)	The impact of updating foreign exchange rates to that which was used in 1Q22.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q22.

May 11, 2022 - Press Release Reporting First Quarter Results

Core earnings available to common shareholders
	Quarterly Results					Full Year Results
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	1Q22	4Q21	3Q21	2Q21	1Q21	2021
Core earnings	$1,552	$1,708	$1,517	$1,682	$1,629	$6,536
Less: Preferred share dividends	(52)	(71)	(37)	(64)	(43)	(215)
Core earnings available to common shareholders	1,500	1,637	1,480	1,618	1,586	6,321
CER adjustment(1)	-	6	-	35	(7)	34
Core earnings available to common shareholders, CER basis	$1,500	$1,643	$1,480	$1,653	$1,579	$6,355

(1)	The impact of updating foreign exchange rates to that which was used in 1Q22.
Core ROE
	Quarterly Results					Full Year Results
($ millions, unless otherwise stated)	1Q22	4Q21	3Q21	2Q21	1Q21	2021
Core earnings available to common shareholders	$1,500	$1,637	$1,480	$1,618	$1,586	$6,321
Annualized core earnings available to common shareholders	$6,085	$6,483	$5,874	$6,485	$6,435	$6,321
Average common shareholders’ equity (see below)	$51,407	$51,049	$49,075	$46,757	$46,974	$48,463
Core ROE (annualized) (%)	11.8%	12.7%	12.0%	13.9%	13.7%	13.0%
Average common shareholders’ equity
Total shareholders' and other equity	$56,457	$58,408	$55,457	$53,466	$51,238	$58,408
Less: Preferred shares and other equity	(5,670)	(6,381)	(5,387)	(5,387)	(5,804)	(6,381)
Common shareholders' equity	$50,787	$52,027	$50,070	$48,079	$45,434	$52,027
Average common shareholders’ equity	$51,407	$51,049	$49,075	$46,757	$46,974	$48,463
Core EPS
	Quarterly Results					Full Year Results
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	1Q22	4Q21	3Q21	2Q21	1Q21	2021
Core EPS
Core earnings available to common shareholders	$1,500	$1,637	$1,480	$1,618	$1,586	$6,321
Diluted weighted average common shares outstanding (millions)	1,942	1,946	1,946	1,946	1,945	1,946
Core earnings per share	$0.77	$0.84	$0.76	$0.83	$0.82	$3.25
Core EPS, CER basis
Core earnings available to common shareholders, CER basis	$1,500	$1,643	$1,480	$1,653	$1,579	$6,355
Diluted weighted average common shares outstanding (millions)	1,942	1,946	1,946	1,946	1,945	1,946
Core earnings per share, CER basis	$0.77	$0.84	$0.76	$0.85	$0.81	$3.27
Common share core dividend payout ratio
	Quarterly Results					Full Year Results
	1Q22	4Q21	3Q21	2Q21	1Q21	2021
Per share dividend	$0.33	$0.33	$0.28	$0.28	$0.28	$1.17
Core EPS	$0.77	$0.84	$0.76	$0.83	$0.82	$3.25
Common share core dividend payout ratio	43%	39%	37%	34%	34%	36%

May 11, 2022 - Press Release Reporting First Quarter Results

Global WAM AUMA reconciliation
As at
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Mar 31, 2022	Dec 31, 2021	Sept 30, 2021	Jun 30, 2021	Mar 31, 2021
Total invested assets	$409,401	$427,098	$419,087	$405,209	$397,948
Less: Non Global WAM total invested assets	405,933	422,640	414,754	400,998	393,623
Total Invested Assets – Global WAM	3,468	4,458	4,333	4,211	4,325
Total segregated funds net assets	$371,928	$399,788	$387,799	$383,845	$371,682
Less: Non Global WAM total segregated funds net assets	135,314	147,221	143,248	141,227	137,220
Total Invested Assets – Global WAM	236,614	252,567	244,551	242,618	234,462
Global WAM total invested assets and net segregated funds assets	$240,082	$257,025	$248,884	$246,829	$238,787
Global WAM AUMA
Total Invested Assets	$3,468	$4,458	$4,333	$4,211	$4,325
Segregated funds net assets
Segregated funds net assets - Institutional	4,338	4,470	4,400	4,229	4,157
Segregated funds net assets - Other	232,276	248,097	240,151	238,389	230,305
Total	236,614	252,567	244,551	242,618	234,462
Mutual funds	274,665	290,863	277,421	265,110	249,137
Institutional asset management(1)	101,105	106,407	103,732	99,983	96,989
Other funds	13,269	14,001	12,562	12,232	11,611
Total Global WAM AUM	629,121	668,296	642,599	624,154	596,524
Assets under administration	178,843	187,631	181,013	174,376	167,558
Total Global WAM AUMA	$807,964	$855,927	$823,612	$798,530	$764,082

Total Global WAM AUMA	$807,964	$855,927	$823,612	$798,530	$764,082
CER adjustment(2)	-	(9,998)	(12,761)	3,168	(4,685)
Total Global WAM AUMA, CER basis	$807,964	$845,929	$810,851	$801,698	$759,397
(1)	Institutional asset management excludes Institutional segregated funds net assets.
(2)	The impact of updating foreign exchange rates to that which was used in 1Q22.
May 11, 2022 - Press Release Reporting First Quarter Results

Expense efficiency ratio
		Quarterly Results				Full Year Results
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unlessotherwise stated)	1Q22	4Q21	3Q21	2Q21	1Q21	2021
Expense Efficiency Ratio
Core general expenses	$1,877	$1,973	$1,904	$1,794	$1,882	$7,553
Core earnings (pre-tax)	1,876	2,054	1,811	2,036	1,995	7,896
Total - Core earnings (pre-tax) and Core general expenses	$3,753	$4,027	$3,715	$3,830	$3,877	$15,449
Expense Efficiency Ratio	50.0%	49.0%	51.3%	46.8%	48.5%	48.9%
Core general expenses
General expenses - Financial Statements	$1,898	$2,000	$1,904	$1,892	$2,032	$7,828
Less: General expenses included in items excluded from core earnings
Restructuring charge	-	-	-	-	150	150
Integration and acquisition	8	-	-	-	-	-
Legal provisions and Other expenses	13	27	-	98	-	125
Total	$21	$27	$-	$98	$150	$275
Core general expenses	$1,877	$1,973	$1,904	$1,794	$1,882	$7,553
Core general expenses	$1,877	$1,973	$1,904	$1,794	$1,882	$7,553
CER adjustment(1)	-	4	1	27	(14)	18
Core general expenses, CER basis	$1,877	$1,977	$1,905	$1,821	$1,868	$7,571

(1)	The impact of updating foreign exchange rates to that which was used in 1Q22.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS:
From time to time, Manulife makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this document include, but are not limited to, statements with respect to possible share buybacks under our NCIB, the impact of IFRS 17 and the Company’s earnings presentation and reporting under the new accounting standard and our medium-term financial and operating targets under IFRS 17, including our core ROE target, dividend payout ratio target and new CSM targets, and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “expect”, “estimate”, “believe”, “plan”, “objective”, “aim”, “continue”, and “goal” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.
Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); the ongoing prevalence of COVID-19, including any variants, as well as actions that have been, or may be taken by governmental authorities in response to COVID-19, including the impacts of any variants; changes in laws and regulations; changes in accounting
May 11, 2022 - Press Release Reporting First Quarter Results

standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found “Risk Management and Risk Factors” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in our most recent annual report, under “Risk Management and Risk Factors Update” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in our most recent interim report, in the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports as well as elsewhere in our filings with Canadian and U.S. securities regulators.
The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

May 11, 2022 - Press Release Reporting First Quarter Results